[Chapman and Cutler LLP Letterhead]

July 13, 2018

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust
File Nos. 333-146827; 811-22135

Dear Ms. Browning:

This letter responds to your comments, provided by telephone on May 29, 2018, regarding the registration statement filed on Form N-1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on April 13, 2018 (the “Registration Statement”). The Registration Statement relates to the Innovator Loup Frontier Tech ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Commission notes that the name of the Fund includes the word “[f]rontier” but does not intend to invest in the securities of issuers located in frontier markets. Please explain in correspondence why the name of the Fund is compliant with Rule 35d-1 of the Investment Company Act of 1940, as amended (the “Names Rule”).

Response to Comment 1

The Fund respectfully asserts that it is compliant with the Names Rule as it has a stated policy to invest at least 80% of its net assets (including investment borrowings) in the securities that comprise the Index, the Loup Frontier Technology Index. While the Fund acknowledges that “frontier markets” is a term of art that has been used to describe countries that have undergone some economic development but not enough to be considered an emerging market country, the Fund seeks to invest in companies utilizing or developing “frontier technologies.” This, like “frontier markets,” is a term of art used to refer to innovative and cutting-edge technologies.1 It has become widely accepted and recognizable, perhaps epitomized by its use in the title of a major report released by the United Nations Conference on Trade and Development (“UNCTAD”) on May 15, 2018, entitled “UNCTAD Technology and Innovation Report 2018: Harnessing Frontier Technologies for Sustainable Development.”2 As the Fund’s use of “[f]rontier” does not relate to its investments in certain countries or geographic regions, Section 35d-1(3) of the Names Rule is inapplicable.

[1]	The term is defined by Collins English Dictionary to mean an “innovative or new technology.” See https://www.collinsdictionary.com/us/dictionary/english/frontier-technology.
2	See United Nations Conference on Trade and Development, Technology and Innovation Report 2018: Harnessing Frontier Technologies for Sustainable Development” (May 15, 2018) (available at http://unctad.org/en/PublicationsLibrary/tir2018_en.pdf).

Additionally, the Fund respectfully asserts that the inclusion of “[f]rontier” in the Fund’s name does not make the Fund’s name misleading pursuant to Section 35(d) of the 1940 Act. “Frontier” is a commonly used word with a meaning and usage that is not inextricably linked to either context referenced above. As such, the subsequent modifier is highly relevant in determining its meaning. As the word “[f]rontier” is clearly modified by “[t]ech” in the Fund’s name, it would lead a reasonable investor to assume that the Fund intends to provide exposures to companies developing or utilizing frontier technologies. Since this is, in fact, the intention of the Fund, the Fund’s name is not misleading pursuant to Section 35(d). Therefore, the Fund respectfully declines to revise either its name or disclosure.

Comment 2 – Fees and Expenses

Please revise the introductory narrative of “Example” to be a verbatim replication of the language set forth in Instruction 1(e) of Item 3 of Form N-1A.

Response to Comment 2

Pursuant to the Commission’s request, the introductory narrative to “Example” as revised is set forth below.

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Investors may pay brokerage commissions on their purchases and sales of Shares which are not reflected in the example.

Comment 3 – Fees and Expenses

Please provide a completed fee table prior to effectiveness of the Registration Statement.

Response to Comment 3

Pursuant to the Commission’s request, the Fund has provided a completed fee table on Exhibit A.

Comment 4 – Fees and Expenses

Please confirm that the Fund will not pay a license fee for use of the Index.

Response to Comment 4

Pursuant to the Commission’s request, the Fund confirms that it will not pay a license fee for its use of the Index. The Index Provider has granted to Innovator Capital Management, LLC (“Innovator”), the Fund’s investment adviser, a non-exclusive and non-transferable license to use the Index. Subsequently, Innovator has entered into a sub-license agreement with the Fund whereby the Fund may use the Index at no cost to the Fund.

Comment 5 – Principal Investment Strategies

Please revise the disclosure to affirmatively state that the Fund will give Fund shareholders at least 60 days written notice regarding any change in the Fund’s 80% strategy.

Response to Comment 5

Pursuant to the Commission’s request, the first sentence of the section entitled “Additional Information About the Fund’s Principal Investment Strategies” is hereby revised as follows:

The Fund’s investment objective and 80% investment policy may be changed by the Board of Trustees of the Trust (the “Board”) without shareholder approval upon 60 days’ written notice to shareholders.

Comment 6 – Principal Investment Strategies

Please provide an affirmative statement that the Fund may invest in small and mid-capitalization companies located in domestic or foreign countries.

Response to Comment 6

Pursuant to the Commission’s request, the following sentence is inserted as the second sentence of the third paragraph of the section entitled “Principal Investment Strategies”:

The securities comprising the Index may be issued by small, mid or large capitalization issuers operating in developing or emerging markets.

Comment 7 – Principal Investment Strategies

The Commission notes that to be included in the Index, the Index methodology requires that a security have it primary listing exchange be located in a developed market country. The Commission further notes that the section entitled “Principal Risks” contains “Emerging Markets Risk.” Please revise the disclosure to resolve this inconsistency.

Response to Comment 7

Pursuant to the Commission’s request, the first bullet under the fourth paragraph of the section entitled “Principal Investment Strategies” is revised as follows:

●

All securities, including those issued by companies operating in “emerging markets” countries, must have their primary listing exchange be located in a “developed market” country (as identified by the Index Provider) or in China, India, South Korea or Taiwan.

Comment 8 – Principal Investment Strategies

Please describe in plain English what is meant by “companies undergoing strategic initiatives” in an identified sub-theme.

Response to Comment 8

Pursuant to the Commission’s request, the fourth and fifth sentences of the third paragraph of the section entitled “Principal Investment Strategies” are revised as follows:

A company is eligible for inclusion in the Index if it derives 50% of its revenue from one of the identified sub-themes or if it meets two of the following three criteria: (i) the company’s revenue related to one or more identified sub-themes grew by more than 25% year-over-year in the most recent calendar year; (ii) the company’s operating expenditures related to one or more identified sub-themes grew by more than 25% year-over-year in the most recent calendar year; or (iii) the company’s capital expenditures related to one or more of the identified sub-themes grew by more than 25% year-over-year in the most recent calendar year.

Comment 9 – Principal Investment Strategies

Please provide a cross-reference to the page number to the section entitled “Index Information.”

Response to Comment 9

Pursuant to the Commission’s request, the second sentence of the fifth paragraph of the section entitled “Principal Investment Strategies” is revised as follows:

For additional information regarding these metrics please see “Index Information” on page 24.

Comment 10 – Principal Investment Strategies

Please revise the disclosure to provide a range of the number of securities that will generally comprise the Index.

Response to Comment 10

Pursuant to the Commission’s request, the following disclosure has been added as the first sentence of the penultimate paragraph of the section entitled “Principal Investment Strategies”:

The Index will generally be composed of between 20 to 30 securities.

Comment 11 – Principal Investment Strategies

Please consider clarifying the Index weighting methodology in plain English.

Response to Comment 11

The Fund respectfully declines to revise the disclosure as it believes that the Index the description of the Index weighting methodology is sufficiently clear.

Comment 12 – Principal Investment Strategies

Please confirm to the Commission that to the extent that the Fund has concentrated exposure to companies comprising a specific investment sector, the Fund will have appropriate accompanying risk disclosure.

Response to Comment 12

Pursuant to the Commission’s request, the Fund confirms that to the extent that the Fund has concentrated exposure to companies comprising a specific investment sector as of the date of its effectiveness, the Fund will have appropriate accompanying risk disclosure.

Comment 13 – Principal Risks

Please consider adding “Liquidity Risk.”

Response to Comment 13

The Fund respectfully declines to include “Liquidity Risk” as the Fund believes it does not represent a principal risk of investing in the Fund. The liquidity requirements set forth in the Index methodology greatly exceed those imposed by the Exchange’s generic listing standards approved by the Commission.

Comment 14 – Principal Risks

Please consider revising “Index Provider Risk” to include that it is inexperienced.

Response to Comment 14

Pursuant to the Commissions’ request, “Index Provider Risk” is revised as follows:

Index Provider Risk. The Fund seeks to achieve returns that generally correspond, before fees and expenses, to the performance of their Index, as published by their Index Provider. There is no assurance that the Index Provider will compile its Index accurately, or that the Index will be determined, composed or calculated accurately. While the Index Provider gives descriptions of what the Index is designed to achieve, the Index Provider does not provide any warranty or accept any liability in relation to the quality, accuracy or completeness of data in its indices, and it does not guarantee that its Index will be in line with its methodology. Additionally, the Index Provider has a limited history of experience as an index provider or investment adviser for a registered fund, which may create additional risks for investing in the Fund.

Comment 15 – Principal Risks

Please consider revising “Limitations of Intraday Indicative Value Risk” to clarify whether the Fund’s IIV takes into account the accrual of Fund expenses and whether the IIV takes into account “stale” values.

Response to Comment 15

The Fund respectfully declines to revise the disclosure as it believes it is an accurate description of the risk.

Comment 16 – Additional Information About the Fund’s Principal Investment Strategies

The Commission notes the use of the phrase “tracking error” in the second paragraph of the section entitled “Additional Information About the Fund’s Principal Investment Strategies.” Please consider revising “Non-Correlation Risk” so that the terminology aligns.

Response to Comment 16

The Fund respectfully declines to revise the disclosure as it does not believe that this distinction is likely to be confusing to investors.

Comment 17 – Additional Information About the Fund’s Principal Investment Strategies

Please confirm that the Fund will file as an exhibit the index license agreement between the Index Provider and the Adviser or why the Fund declines to do so.

Response to Comment 17

The Fund declines to file the index license agreement by and between the Index Provider and the Adviser as the Fund is not a party to that agreement. The Fund will, however, file as an exhibit the index sub-license by and between itself and the Adviser.

Comment 18 – Dividends, Distributions and Taxes

Given that the Fund will likely invest in non-U.S. securities, please consider revising the disclosure set forth below to more definitively state that the Fund will invest in non-U.S. securities.

If the Fund invests in non-U.S. securities, the tax statement that you receive may include an item showing non-U.S. taxes the Fund paid to other countries

Response to Comment 18

The Fund respectfully declines to revise the disclosure. Pursuant to the Index methodology, while it is likely that the Fund will invest in non-U.S. securities, it is possible there may be times that the Fund will only be invested in U.S. securities. As such, the current disclosure is correct.

Comment 19 – Statement of Additional Information

Please confirm that any investments listed as “principal” in the section entitled “Investment Strategies and Risks” have been disclosed in the prospectus.

Response to Comment 19

Pursuant to the Commission’s request, the Fund confirms that any investments listed as “principal” in the section entitled “Investment Strategies and Risks” of the statement of additional information have been disclosed in the prospectus.

Comment 20 – Statement of Additional Information

Please revise the disclosure to clearly articulate individuals or categories of individuals who have access to the Fund’s portfolio holdings on a continuous daily basis. Please also state the conditions of confidentially imposed upon these individuals.

Response to Comment 20

Pursuant to the Commission’s request the following has been added as the second paragraph of the section entitled “Disclosure of Portfolio Holdings Information”:

The Fund is permitted to disclose portfolio holdings to selected third parties in advance of release to all shareholders and the general public, only when the Fund (or the Trust on behalf of the Fund): (1) has a legitimate business purpose for doing so; (2) the recipient is subject to a duty of confidentiality pursuant to a signed non-disclosure agreement; (3) the release of such information would not otherwise violate the anti-fraud provisions of the federal securities laws. Such disclosures may be made without a duty of confidentiality agreement, if the information is released to the public at or before the time the information is released to the third party.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”). Investors may pay brokerage commissions on their purchases and sales of Shares, which are not reflected in the table or the example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees(1)	0.70%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.70%
(1)

The Fund’s investment adviser pays substantially all expenses of the Fund, including the cost of transfer agency, custody, fund administration, legal, audit and other service and license fees. However, the investment adviser is not responsible for brokerage commissions and other expenses connected with the execution of portfolio transactions, taxes, interest and extraordinary expenses.

(2)	“Other Expenses” are estimates based on the expenses the Fund expects to incur for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Investors may pay brokerage commissions on their purchases and sales of Shares which are not reflected in the example.

Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:	1 Year	3 Years
	$71	$223